UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               JCC Holding Company
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    46611Q403
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

---------------------------------             ----------------------------------
CUSIP No. 46611Q403                   13G             Page 2 of 8 Pages
---------------------------------             ----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF          5      SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       ------ ------------------------------------------------------
OWNED BY                  SHARED VOTING POWER
EACH               6      1,734,068
REPORTING          ------ ------------------------------------------------------
PERSON WITH               SOLE DISPOSITIVE POWER
                   7      0
                   ------ ------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                   8      1,734,068
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,734,068*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.0%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO
-------- -----------------------------------------------------------------------


* Included in this figure are the securities reported by Bankers Trust Company on the following cover page.

** Included in this percentage is the percentage of securities reported by Bankers Trust Company on the following cover page.

---------------------------------             ----------------------------------
CUSIP No. 46611Q403                   13G               Page 3 of 8 Pages
---------------------------------             ----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bankers Trust Company
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              1,734,068
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      0
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      1,734,068
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,734,068
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  JCC Holding Company (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is One Canal Place, 365 Canal Street, Suite 900, New Orleans, LA 70130.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corp. ("Taunus") and Bankers Trust Company ("BTCo") (Taunus and BTCo together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, NY 10019.

                  The principal place of business of BTCo is 130 Liberty Street, New York, NY 10006.

Item 2(c).        Citizenship:

                  The citizenship of the each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  |_|  Broker or dealer registered under section 15 of the
                            Act;

                  (b)  |_|  Bank as defined in section 3(a)(6) of the Act;

                  (c)  |_|  Insurance Company as defined in section 3(a)(19) of
                            the Act;

                  (d)  |_|  Investment Company registered under section 8 of the
                            Investment Company Act of 1940;

                  (e)  |_|  An investment adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)  |_|  An employee benefit plan, or endowment fund in
                            accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)  |X|  A parent holding company or control person in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)  |_|  A savings association as defined in section 3(b) of
                            the Federal Deposit Insurance Act;

                  (i)  |_|  A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons owns the percentage of
                  the Common Stock as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the Reporting Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Pursuant to a restructuring in a bankruptcy, the shares were acquired and are currently held directly by Bankers Trust Company. Bankers Trust Company is a subsidiary of the parent company, Taunus Corporation.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2002



                                   TAUNUS CORPORATION



                                   By:  /s/ James T. Byrne, Jr.
                                       ---------------------------------------
                                       Name:  James T. Byrne, Jr.
                                       Title: Secretary

                                                                  Exhibit 1

                        Consent of Bankers Trust Company


                  The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Bankers Trust Company pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 28, 2002



                       BANKERS TRUST COMPANY



                                   By:  /s/ James T. Byrne, Jr.
                                       ---------------------------------------
                                       Name:  James T. Byrne, Jr.
                                       Title: Authorized Signatory